Exhibit 99.2

FYE26-Q1 SHAREHOLDER LETTER

arm

Building the Future of Computing, on **Arm**. Together. For Everyone.

Results for quarter ending June 30, 2025

Arm will be hosting a conference call via an audio webcast to discuss earnings at 14:00 Pacific Time (17:00 Eastern Time, 22:00 BST) on Wednesday, July 30, 2025. A replay of and a transcript of the call will be available the following day.

The webcast and replay can be accessed at: https://edge.media-server.com/mmc/p/ttpouhi2

Dear Shareholder,

The first quarter was a strong start to fiscal 2026 for Arm. We delivered our second best revenue quarter, and best Q1 revenue quarter ever, at $1.05 billion. Royalty revenue grew 25% year-over-year to $585 million, representing a record first quarter. Royalty revenue growth from all target end markets – including data center, automotive, smartphones, and IoT – illustrated the momentum we are building across every corner of our business. Licensing revenue of $468 million was down slightly year-over-year, as expected, relative to a strong FYE25 given the normal fluctuations in timing and size of our license agreements and contributions from backlog.

Thanks to this strong performance, we exceeded the midpoint of our non-GAAP EPS guidance even while setting new records in R&D investment. Our financial performance is a testament to our disciplined execution and our unwavering commitment to long-term innovation across a broad portfolio of compute technologies.

Arm is the AI Platform Powering the Future – from Milliwatts to Megawatts
Artificial intelligence is the most significant transformation of our generation – and Arm is at the heart of it. From smart sensors in homes and factories to the world’s most advanced AI supercomputers, AI workloads are being deployed everywhere. This shift is driving unprecedented demand for compute that is not only performant, but also energy efficient. Arm is the only compute platform built to deliver AI performance across the full spectrum of power and performance – from milliwatts to megawatts.

Custom Silicon Driving Unmatched AI Scale in the Cloud
More than 70,000 enterprises now run AI workloads on Arm Neoverse data center chips – a 40% increase year-on-year and a 14x surge since 2021. Arm Neoverse CPUs also power some of the most important cloud AI infrastructure deployed today, including custom silicon such as NVIDIA Grace, AWS Graviton, Google Axion, and Microsoft Cobalt, among others. We expect this shift to drive the market share of Arm Neoverse-based chips shipped to top hyperscalers to nearly 50% this year. These Neoverse CPUs are deployed for both general-purpose and AI training and inference workloads, reinforcing our growing influence in the data center.

During the past quarter, NVIDIA announced that both Google and Microsoft are now deploying hundreds of thousands of NVIDIA’s Arm's Neoverse-based Grace Blackwell superchips across their data centers to boost performance and efficiency. OpenAI, Microsoft, AWS, Google, Oracle, and others are running production workloads on this infrastructure today. Grace Blackwell delivers up to 25x greater energy efficiency than x86-based H100 systems, uniquely enabled by Arm, reinforcing our leadership as the preferred compute platform for AI.

Accelerating Time to Market with Compute Subsystems
As chip design grows more complex, Arm Compute Subsystems (CSS) help customers launch faster with less risk. Demand has exceeded our expectations. To date, Arm has signed 16 CSS licenses with 10 companies – more than doubling our count from a year ago. Five of these companies are already shipping CSS-based chips, and all are market leaders. During the quarter, Arm signed three more CSS licenses: two for data center and one for PCs. CSS is becoming the preferred starting point for customers and a significant tailwind for royalty revenue growth.

During the quarter, Xiaomi launched the XRING O1 based on the latest Arm compute subsystem platform, including Arm's industry leading Cortex CPU and Immortalis GPU. Samsung launched the Galaxy Flip 7 based on the Exynos 2500, built on Arm’s compute subsystem platform.

Arm also announced Zena CSS, a new compute subsystem purpose built for software-defined vehicles. Optimized for AI-driven automotive workloads such as autonomous driving and in-cabin personalized experiences, Zena CSS enables automakers to launch new vehicle models at least one year faster than traditional timelines. Nearly every global OEM today, including Tesla, Rivian, NIO, Mercedes-Benz, Honda, and Geely, already use Arm technology. Arm has already secured its first Zena design win and is actively engaged with more than a third of global OEMs.

Real-Time AI at the Edge
As AI workloads migrate closer to users – on phones, wearables, and smart devices – the need for local, real-time intelligence at the edge is accelerating. Arm is enabling these AI experiences through a compute platform that improves critical factors such as acceleration, latency, privacy and energy efficiency.

The new Ethos-U85 NPU delivers 4-8x performance improvement and 20% greater energy efficiency over previous Ethos generations, enabling edge AI use cases enhanced image recognition. A lead customer has already taped out the first chip based on Ethos-U85, accelerating time-to-market for edge AI silicon.

Arm's latest GPUs, including the Immortalis GPU, provide the parallel compute needed to support advanced AI, such as image and video workloads to on-device content generation. A major smartphone OEM has committed to our GPU platform to accelerate graphics and AI in multiple generations of their flagship smartphones through 2030.

CPU AI acceleration features, like Scalable Matrix Extension (SME), are now integrated into our latest Armv9 CPUs, further boosting the performance of language models and real-time assistants while limiting power and latency overhead.

Technology leaders – including Apple, Samsung, and MediaTek – are integrating AI acceleration capabilities for faster, more efficient on-device AI. Apple is powering Apple Intelligence; Samsung and MediaTek are improving responsiveness and efficiency of real-time AI applications such as translation, summarization, and personal assistants. Google has also demonstrated its Gemma language model running 6x faster AI responses with significantly reduced reliance on the cloud for performance.

The Largest Developer Ecosystem in History
Arm’s leadership in AI is amplified by our unmatched software developer ecosystem: over 22 million developers, representing more than 80% of the global total and 30% more than any other platform. This vast ecosystem is a powerful flywheel – more developers means more software availability, which in turn fuels more demand for our platform across every market.

Arm is the AI Platform for the Future
AI is rewriting the rules of what’s possible. From milliwatts at the edge to megawatts in hyperscale data centers, Arm is the only platform delivering the performance, efficiency, and scale AI demands. We are deeply committed to continuing our investments including in CSS, developer tools, and AI-specific acceleration to meet the enormous opportunities ahead. The AI era is just beginning — and Arm is the platform powering it.

“Arm is powering AI workloads everywhere with unmatched performance and energy efficiency,” said Rene Haas, CEO. “Our Q1 FYE26 results exceeded $1 billion in revenue for the second straight quarter as royalties grew across all target end markets, demonstrating the strength of Arm as the AI platform of choice – from the cloud to the smallest edge devices.”

Sincerely,

Rene Haas, Chief Executive Officer	Jason Child, Chief Financial Officer
Investor Contact Investor.Relations@arm.com	Media Contact Global-PRteam@arm.com

Q1 FYE26 Financial Overview
•Arm's Q1 results demonstrated strong year-over-year revenue growth. Total revenue rose 12% year-over-year to $1,053 million, a record for a first quarter. Revenues exceeded $1 billion for the second consecutive quarter.
•Royalty revenue rose 25% year-over-year to $585 million, driven primarily by the continued adoption of the Armv9 architecture, the ramp of chips based on Arm CSS, and increased usage of Arm-based chips in data centers.
•License and other revenue declined 1% year-over-year to $468 million due to normal fluctuations in the timing and size of multiple high-value license agreements and contributions from backlog.
•Annualized contract value (ACV), a metric for normalized license and other revenue, grew 28% year-over-year to $1,528 million.
•Remaining performance obligations (RPO), a metric for unearned revenue and amounts to be invoiced and recognized in future periods, was flat quarter-to-quarter at $2,232 million. The Company expects to recognize approximately 27% of RPO as revenue over the next 12 months, 15% over the subsequent 13-to 24-month period, and the remainder thereafter.
•Arm Total Access licenses increased by 1 during the quarter to 45, including more than half of our top 30 customers. Arm Flexible Access customers decreased by 1 during the quarter to 313.
•GAAP gross profit was $1,023 million, which equates to a GAAP gross margin of 97.2%. Non-GAAP gross profit was $1,031 million, which equates to a non-GAAP gross margin of 97.9%.
•GAAP operating expenses were $909 million. Non-GAAP operating expenses were $619 million and rose 33% year-over-year, driven primarily by an increase in engineering headcount.
•GAAP operating income was $114 million. Non-GAAP operating income was $412 million.
•GAAP operating margin decreased to 10.8% from 19.4% in the prior year period. Non-GAAP operating margin decreased to 39.1% from 47.7% in the prior year period.
•GAAP effective tax rate was 11.0%. The non-GAAP effective tax rate was 15.0%.
•GAAP net income was $130 million and GAAP fully diluted earnings per share ("EPS") was $0.12 compared with $0.21 in the same period a year ago. Non-GAAP net income was $374 million and non-GAAP fully diluted EPS was $0.35 compared with $0.40 in the same period a year ago.
•Operating cash flow was $332 million and non-GAAP Free cash flow (FCF) was $150 million.
•Cash and cash equivalents and short-term investments totaled $2,906 million.
Guidance and Results

Quarterly Guidance & Results	Q1 FYE26 Guidance	Q1 FYE26 Results	Q2 FYE26 Guidance
Revenue	$1,000m - $1,100m	$1,053m	$1.01bn - $1.11bn
Non-GAAP operating expense (1)	~$625m	$619m	~$655m
Non-GAAP fully diluted earnings per share (1)	$0.30 - $0.38	$0.35	$0.29 - $0.37

(1)     For more information and definitions of the non-GAAP measures see the “Key Financial and Operating Metrics” section below. A reconciliation of each of the projected non-GAAP operating expense and non-GAAP fully diluted earnings per share, which are forward-looking non-GAAP financial measures, to the most directly comparable GAAP financial measure, is not provided because Arm is unable to provide such reconciliation without unreasonable effort. The inability to provide each reconciliation is due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-GAAP measure.

Key Financial and Operating Metrics

We use the following key performance indicators and non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans, which we believe provide useful information to investors to aid in understanding and evaluating our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes to calculate these metrics. These key performance indicators and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies.

The following table sets forth a summary of the key financial and operating metrics for the three months ended June 30, 2025 (for year-to-date key financial metrics, see the "Condensed Consolidated Income Statements" and "GAAP to Non‑GAAP Reconciliation" sections below):

(in millions, except where indicated)	GAAP			Non-GAAP (1)
	Q1 FYE26	Q1 FYE25	Y/Y%	Q1 FYE26	Q1 FYE25	Y/Y%
Total revenue (2)	$1,053	$939	12%	$1,053	$939	12%
License and other revenue	468	472	(1)%	468	472	(1)%
Royalty revenue	585	467	25%	585	467	25%
Cost of sales	(30)	(33)	(9)%	(22)	(24)	(8)%
Gross profit	1,023	906	13%	1,031	915	13%
Gross margin (%)	97.2%	96.5%		97.9%	97.4%
Operating expenses	(909)	(724)	26%	(619)	(467)	33%
Operating income (loss)	114	182	(37)%	412	448	(8)%
Operating margin (%)	10.8%	19.4%		39.1%	47.7%
Net income (loss)	130	223	(42)%	374	419	(11)%
Diluted earnings (loss) per share ($)	$0.12	$0.21	(43)%	$0.35	$0.40	(13)%
Net cash provided by (used for) operating activities	332	(290)	(214)%
Non-GAAP free cash flow				150	(348)	(143)%
Non-GAAP free cash flow trailing twelve months (TTM)				597	709	(16)%

Operating metrics (3):				Q1 FYE26	Q1 FYE25	Y/Y%
Annualized contract value (in millions)				$1,528	$1,193	28%
Remaining performance obligations (in millions)				$2,232	$2,168	3%
Number of extant Arm Total Access licenses				45	33
Number of extant Arm Flexible Access licenses				313	241

(1)    Non-GAAP cost of sales, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP operating income (loss) Non-GAAP operating margin, Non-GAAP net income (loss), Non-GAAP diluted earnings (loss) per share, Non-GAAP free cash flow, and Non-GAAP free cash flow TTM are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most directly comparable GAAP financial measures, see “—GAAP to Non-GAAP Reconciliation” below.
(2)    Total revenue, license and other revenue, and royalty revenue are presented in accordance with GAAP only.
(3)    Operating metrics are as of the last day of the applicable period. We continually review our key operating metrics to ensure that they provide useful information to investors in understanding and evaluating our results of operations. The quarterly number of employees and engineers as a key operating metric has become less relevant to our growth. We will continue to disclose our total number of employees on an annual basis in the shareholder letter for our fourth fiscal quarter, which we believe is sufficient and in line with comparable companies. As such, starting in Q1 FYE26, we are no longer reporting the total number of employees and engineers in our shareholder letter for our first, second and third fiscal quarters.

Total revenue
Our major product offerings consist of the following:
License and other revenue
•Intellectual property license — We generally license IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that we provide, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services are recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, we have an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use. In certain arrangements, we also provide customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty revenue
For most IP license agreements, royalties are collected on products that incorporate our IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on our technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.

Royalty technology mix
Royalty mix by architecture such as Armv9 is estimated at the SoC level based on the architecture of the primary CPU or an approximation of the IP mix and is subject to change based on the availability of additional product detail. Referenced figures are based on the most recent royalty report data that relates to the prior quarter.
Number of extant Arm Total Access and Arm Flexible Access licenses
Each quarter, we track the number of extant Arm Total Access and Arm Flexible Access licenses with our customers, and those contracted through Arm Technology (China) Co. Limited ("Arm China"). Over the last several years many customers have opted for Arm Total Access and Arm Flexible Access licenses because of the subscription model providing comprehensive access to Arm IP products, tools and models, support and training, software, and physical IP.
We consider the number of extant Arm Total Access and Arm Flexible Access licenses as key performance indicators as they represent the increasing collaboration between us and our customers, which could be a leading indicator to more chips being designed with our products and, accordingly, more recurring royalty revenue in the future, improving our long-term market share.
Annualized contract value ("ACV")
Each quarter, we track the ACV relating to licensing agreements signed with our customers and those contracted through Arm China per the aggregate license fee as shared under the Intellectual Property License Agreement with Arm China. We define ACV as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. Arm Total Access agreements and ALAs are deemed to be active for, and annualized over, the number of years in the contract. Any other license agreements, including single use and limited use licenses issued under an Arm Flexible Access agreement or Technology License Agreement, are deemed to be active for, and annualized over, three years based on the historical licensing patterns of our customers. The aggregate license fee shared by Arm China is also deemed to be active for, and annualized over, three years.
ACV is an operational metric based on committed fees, excluding royalties, not recognized revenue, and therefore is not reconcilable to, nor a substitute for, revenue reported under GAAP. However, we consider ACV to be a key operational metric that we use to track existing licensing commitments with our customers. Bookings of new licenses and recognized revenue may fluctuate materially from quarter to quarter due to customer buying patterns, timing of subscription renewals and as a function of contract duration. As a result, we believe ACV provides an additional understanding of our business performance and long-term trends.
Remaining performance obligations ("RPO")
RPO represents the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
Arm has elected to exclude potential future royalty receipts from the disclosure of RPO. Revenue recognition occurs upon delivery or beginning of license term, whichever is later.
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include non-GAAP cost of sales, non-GAAP gross profit (loss), non-GAAP gross margin, non-GAAP research and development operating expenses, non-GAAP selling, general and administrative operating expenses, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP effective tax rate expense, non-GAAP income (loss) from equity investments, net, non-GAAP interest income, net, non-GAAP other non-operating income (loss), net, non-GAAP income (loss) before income taxes, non-GAAP income tax benefit (expense), net, non-GAAP net income (loss), non-GAAP basic and diluted net income per share attributable to ordinary shareholders, non-GAAP free cash flow, and non-GAAP free cash flow TTM. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance. Moreover, we have included these non-GAAP financial measures because they are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. We believe that the presentation of our non-GAAP financial measures, when viewed holistically, is helpful to investors in assessing the consistency and comparability of our performance in relation to prior periods and facilitates comparisons of our financial performance relative to our competitors, particularly with respect to competitors that present similar non-GAAP financial measures in addition to their GAAP results.
Non-GAAP financial measures are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not align with similar financial measures presented by our competitors, which may limit the ability of investors to assess our performance relative to certain peer companies.
Non-GAAP financial measures presented herein exclude share-based compensation ("SBC") cost associated with equity-classified awards where our intent is to issue equity upon vesting (in lieu of cash settlement), employer taxes related to SBC equity-classified awards, net of the research and development ("R&D") tax incentives associated with these taxes, other operating income (expenses), net, costs associated with disposal activities, (income) loss from equity method investments, and income tax effect on non-GAAP adjustments. We exclude these items from our non-GAAP financial measures because they are non-cash or non-recurring in nature, or because the amount and timing of these items is unpredictable and not driven by core results of operations, which renders comparisons with prior periods and competitors less meaningful.
Investors should consider non-GAAP financial measures alongside other financial performance measures, including operating income, net income and our other GAAP results. For more information regarding our use of these measures and a reconciliation to the most directly comparable GAAP financial measure, see “—GAAP to Non-GAAP Reconciliation.”

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except per share amounts)
(Unaudited)

	Three Months Ended June 30,
	2025	2024
Revenue:
Revenue from external customers	$725	$815
Revenue from related parties	328	124
Total revenue	1,053	939
Cost of sales	(30)	(33)
Gross profit (loss)	1,023	906
Operating expenses:
Research and development	(650)	(485)
Selling, general and administrative	(259)	(239)
Total operating expense	(909)	(724)
Operating income (loss)	114	182
Income (loss) from equity investments, net	4	24
Interest income, net	27	32
Other non-operating income (loss), net	1	6
Income (loss) before income taxes	146	244
Income tax benefit (expense)	(16)	(21)
Net income (loss)	$130	$223

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.12	$0.21
Diluted	$0.12	$0.21

Weighted average ordinary shares outstanding
Basic	1,058	1,044
Diluted	1,065	1,060

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	June 30, 2025	March 31, 2025
Assets:
Current assets:
Cash and cash equivalents	$1,956	$2,085
Short-term investments	950	740
Accounts receivable, net (including receivables from related parties of $401 and $279 as of June 30, 2025 and March 31, 2025, respectively)	1,315	1,107
Contract assets (including contract assets from related parties of $227 and $152 as of June 30, 2025 and March 31, 2025, respectively)	645	642
Prepaid expenses and other current assets	307	256
Total current assets	5,173	4,830
Non-current assets:
Property and equipment, net	467	354
Operating lease right-of-use assets	328	320
Finance lease right-of-use assets	78	40
Equity investments (including investments held under fair value option of $297 and $300 as of June 30, 2025 and March 31, 2025, respectively)	570	565
Goodwill	1,626	1,620
Intangible assets, net	263	151
Deferred tax assets	425	401
Non-current portion of contract assets	220	346
Other non-current assets	245	305
Total non-current assets	4,222	4,102
Total assets	$9,395	$8,932
Liabilities:
Current liabilities:
Accrued compensation and benefits	$137	$140
Tax liabilities	93	124
Contract liabilities (including contract liabilities from related parties of $104 and $105 as of June 30, 2025 and March 31, 2025, respectively)	259	209
Operating lease liabilities	36	30
Other current liabilities (including payables to related parties of $10 and $11 as of June 30, 2025 and March 31, 2025, respectively)	512	426
Total current liabilities	1,037	929
Non-current liabilities:
Non-current portion of accrued compensation	28	26
Deferred tax liabilities	55	41
Non-current portion of contract liabilities	742	702
Non-current portion of operating lease liabilities	339	316
Other non-current liabilities	187	79
Total non-current liabilities	1,351	1,164
Total liabilities	2,388	2,093
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,097 shares authorized, 1,059 shares issued and outstanding as of June 30, 2025; and 1,088 shares authorized, 1,057 shares issued and outstanding as of March 31, 2025	2	2
Additional paid-in capital	2,921	2,922
Accumulated other comprehensive income (loss)	411	372
Retained earnings	3,673	3,543
Total shareholders’ equity	7,007	6,839
Total liabilities and shareholders’ equity	$9,395	$8,932

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended June 30,
	2025	2024
Cash flows provided by (used for) operating activities:
Net income (loss)	$130	$223
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	60	43
Deferred income taxes	(14)	2
(Income) loss from equity investments, net	(4)	(24)
Share-based compensation cost	241	182
Operating lease expense	13	9
Other non-cash operating activities, net	(5)	1
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	(208)	(23)
Contract assets, net (including contract assets from related parties)	123	(242)
Prepaid expenses and other assets	38	6
Accrued compensation and benefits	(4)	(201)
Contract liabilities (including contract liabilities from related parties)	90	9
Tax liabilities	(34)	(4)
Operating lease liabilities	(9)	(11)
Other liabilities (including payables to related parties)	(85)	(260)
Net cash provided by (used for) operating activities	$332	$(290)

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(355)	(50)
Proceeds from maturity of short-term investments	145	50
Purchases of equity investments	(2)	(36)
Purchases of intangible assets	(7)	(9)
Purchases of property and equipment	(154)	(29)
Other investing activities, net, including investments in convertible loans	1	—
Net cash provided by (used for) investing activities	$(372)	$(74)

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(21)	(20)
Other financing activities, net	(17)	(4)
Payments of withholding tax on vested shares	(85)	(72)
Net cash provided by (used for) financing activities	$(123)	$(96)

Effect of foreign exchange rate changes on cash and cash equivalents	34	2
Net increase (decrease) in cash and cash equivalents	(129)	(458)
Cash and cash equivalents at the beginning of the period	2,085	1,923
Cash and cash equivalents at the end of the period	$1,956	$1,465

Arm Holdings plc
GAAP to Non-GAAP Reconciliation
(Unaudited)
The following is a reconciliation of GAAP to Non-GAAP results:

	Three Months Ended June 30, 2025
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Other operating income (expenses), net	Costs associated with disposal activities	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$1,053	$—	$—	$—	$—	$—	$—	$1,053
Cost of sales	(30)	7	1	—	—	—	—	(22)
Gross profit (loss)	1,023	7	1	—	—	—	—	1,031
Gross margin	97.2%							97.9%
Operating expenses:
Research and development	(650)	174	36	—	—	—	—	(440)
Selling, general and administrative	(259)	60	17	2	1	—	—	(179)
Total operating expense	(909)	234	53	2	1	—	—	(619)
Operating income (loss)	114	241	54	2	1	—	—	412
Operating margin	10.8%							39.1%
Income (loss) from equity investments, net	4	—	—	—	—	(4)	—	—
Interest income, net	27	—	—	—	—	—	—	27
Other non-operating income (loss), net	1	—	—	—	—	—	—	1
Income (loss) before income taxes	146	241	54	2	1	(4)	—	440
Income tax benefit (expense)	(16)	—	—	—	—	—	(50)	(66)
Net income (loss)	$130	$241	$54	$2	$1	$(4)	$(50)	$374
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.12							$0.35
Diluted	$0.12							$0.35
Weighted average ordinary shares outstanding
Basic	1,058							1,058
Diluted	1,065							1,065

Effective tax rate benefit (expense)	(11.0)%							(15.0)%
(1)     Total SBC cost was $241 million for the three months ended June 30, 2025, all of which relates to equity-classified awards.
(2)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Three Months Ended June 30, 2024
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$939	$—	$—	$—	$—	$939
Cost of sales	(33)	6	3	—	—	(24)
Gross profit (loss)	906	6	3	—	—	915
Gross margin	96.5%					97.4%
Operating expenses:
Research and development	(485)	129	58	—	—	(298)
Selling, general and administrative	(239)	47	23	—	—	(169)
Total operating expense	(724)	176	81	—	—	(467)
Operating income (loss)	182	182	84	—	—	448
Operating margin	19.4%					47.7%
Income (loss) from equity investments, net	24	—	—	(24)	—	—
Interest income, net	32	—	—	—	—	32
Other non-operating income (loss), net	6	—	—	—	—	6
Income (loss) before income taxes	244	182	84	(24)	—	486
Income tax (expense) benefit	(21)	—	—	—	(46)	(67)
Net income (loss)	$223	$182	$84	$(24)	$(46)	$419
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.21					$0.40
Diluted	$0.21					$0.40
Weighted average ordinary shares outstanding
Basic	1,044					1,044
Diluted	1,060					1,060
(1)     Total SBC cost was $182 million for the three months ended June 30, 2024, of which all are equity-classified awards.
(2)    Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)
The following are reconciliations of Non-GAAP free cash flow and Non-GAAP free cash flow TTM to Net cash provided by (used for) operating activities, the most directly comparable GAAP cash flow measure:

	Three Months Ended June 30,
(in millions)	2025	2024
Net cash provided by (used for) operating activities	$332	$(290)
Adjusted for:
Purchases of property and equipment	(154)	(29)
Purchases of intangible assets	(7)	(9)
Payment of intangible asset obligations	(21)	(20)
Non-GAAP free cash flow	$150	$(348)

	Trailing Twelve Months Ended June 30,
(in millions)	2025	2024
Net cash provided by (used for) operating activities	$1,019	$914
Adjusted for:
Purchases of property and equipment	(344)	(95)
Purchases of intangible assets	(18)	(60)
Payment of intangible asset obligations	(60)	(50)
Non-GAAP free cash flow TTM	$597	$709

Forward-Looking Statements
This shareholder letter contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, the following: our dependence on the semiconductor and electronics industries and the demand for the products of our customers; our development of compute subsystems, chiplets, and complete end chip solutions as well as other more integrated compute products; our dependence on the compatibility of our products with the manufacturing and design processes of our customers; our reliance on third parties to market and sell chips and end products incorporating our products, as well as add value to our licensed products; our dependence on a limited number of customers for a significant portion of our revenue; the loss of any of our senior management personnel or one or more key employees or our inability to attract and retain qualified personnel; our ability to adequately fund our research and development efforts; risks related to the availability of development tools, systems software, electronic design automation tools and operating systems compatible with our architecture; our ability to protect our proprietary products and our brand, and the costs of protecting such intellectual property rights, particularly as a result of litigation; our ability to verify royalty amounts owed to us under our licensing agreements; risks related to foreign exchange fluctuations; changes in our effective tax rate; risks associated with organic growth or growth from strategic investments or acquisitions we make, and the risk of failing to effectively manage our growth; risks associated with the slow development of the market for our connectivity, device and data management platform; the possibility of cyberattacks, breaches of our security controls and unauthorized access to our data or a customer’s data; our ability to satisfy data protection, security, privacy or other government- and industry-specific requirements; risks associated with the interests of SoftBank Group Corp., our controlling shareholder, conflicting with the interests of other holders of our ordinary shares and American depositary shares; and effects of global general economic conditions, political factors, war or hostility, pandemics and other events outside of our control. Refer to “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on May 28, 2025, for additional risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by forward-looking statements included herein.
This shareholder letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this shareholder letter should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this shareholder letter are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this shareholder letter speaks only as of the date hereof, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this shareholder letter except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.